FORM 4	OMB APPROVAL
[ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	OMB Number	3235-0287
	Expires:	December 31, 2001
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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Warshaw, Michele Steiner	2. Issuer Name and Ticker or Trading Symbol Steiner Leisure Limited ("STNR")						6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) Suite 104A, Saffrey Square	3. IRS or Social Security Number of Reporting Person (Voluntary)			4.Statement for Month/Year January 2002			[ X ] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below)
(Street) Nassau The Bahamas				5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) [ X]Form Filed by One Reporting Person [ ]Form Filed by More Than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Inst. 4)
		Code	V	Amount	(A) or (D)	Price
Common Shares	01/14/02	M		6,000	A	$5.78		I	(1)
Common Shares	01/22/02	M		6,000	A	$5.78		I	(1)
Common Shares	01/28/02	M		6,000	A	$5.78		I	(1)
Common Shares	01/14/02	S		6,000	D	$20.60		I	(1)
Common Shares	01/22/02	S		6,000	D	$18.24		I	(1)
Common Shares	01/28/02	S		6,000	D	$18.54	2,590,260	I	(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).	SEC 1474 (8-92)

(Print or Type Responses)

FORM 4 (continued)Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver-sion or Exercise Price of Deriva-tive Security	3. Trans- action Date(Month/Day/Year)	4. Transac- tion Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Benefi- cially Owned at End of Month (Instr. 4)	10. Owner ship Form of Derivative Security; Direct (D) or Indirect (l) Instr. 4)	11. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$5.78	1/14/02	D			6,000	(2)	(3)	Common Shares	6,000	-----		I	(1)
Employee Stock Option (right to buy)	$5.78	1/22/02	D			6,000	(2)	(3)	Common Shares	6,000	-----		I	(1)
Employee Stock Option (right to buy)	$5.78	1/28/02	D			6,000	(2)	(3)	Common Shares	6,000	-----	180,000	I	(1)

Explanation of Responses:

    By spouse, reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for puposes of Section 16 or any other purpose.

    These options are part of a grant that vested on 11/10/97, with respect to 108,000 options; 11/10/98, with respect to 108,000 options; and 11/10/99, with respect to 108,000 options.

    These options expire on 11/9/06.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.
/s/ Michele Steiner Warshaw	02/11/02
Michele Steiner Warshaw	Date

SEC 1474 (8-92)